UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 CONTENTS

ICL Announces the Release of its Annual Corporate Responsibility (ESG) Report for 2023

The Company is pleased to announce the release of its Annual Corporate Responsibility (ESG) report for 2023 (the “2023 Report”) which is now accessible in the following link: https://www.icl-group.com/wp-content/uploads/2024/06/ICL-Corporate-responsibility-ESG-Report-2023.pdf. The 2023 Report contained on our website is not part of or incorporated by reference into this Form 6-K.

The 2023 Report provides the Company's diverse stakeholders with easy access to their subjects of interest and covers a wide range of ESG topics.

The 2023 Report addresses the United Nations Sustainable Development Goals (SDGs), and includes Sustainable Accounting Standard Board (SASB) indicators, reference to the Global Reporting Initiative (GRI) standards, and the Task Force on Climate related Financial Disclosers (TCFD) indicators, in addition to the TCFD disclosures within ICL’s 2023 Annual Report on form 20F, which was filed with the U.S. Securities and Exchange Commission on March 14, 2024 (Reference Number: 2024-02-022207).

The information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
Name: Aviram Lahav
Title: Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
Name: Aya Landman
Title: VP, Chief Compliance Officer & Corporate Secretary

Date: June 10, 2024